UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LEGACY ACQUISITION CORP.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

524643202
(CUSIP Number of Class of Securities)

Edwin J. Rigaud
Chairman and Chief Executive Officer
Legacy Acquisition Corp.
1308 Race Street Suite 200
Cincinnati, Ohio 45202
(505) 820-0412
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Penny J. Minna, Esq.
Gerry Williams, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$64,313,141	$7,016.56
*

Calculated solely for purposes of determining the filing fee. This amount is based upon the offer to purchase shares of Class A Common Stock of Legacy Acquisition Corp. for an aggregate purchase price of up to $64,313,141 at a price of $10.5040 per share in cash.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $109.10 per $1,000,000 of the value of the transaction.
☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Legacy Acquisition Corp., a Delaware corporation (“Legacy” or, the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash, all 6,122,699 issued and outstanding shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), that were initially issued as part of units in Legacy’s initial public offering (such shares of Class A Common Stock, the “Public Shares”), at a purchase price of $10.5040 per Public Share, net to the seller in cash, without interest. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated October 5, 2020 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.    The name of the issuer is Legacy Acquisition Corp., a Delaware corporation (the “Company” or “Legacy”). The address and telephone number of the Company’s principal executive offices are 1308 Race Street Suite 200, Cincinnati, Ohio 45202, (505) 820-0412.

(b) Securities.    The subject securities are shares of Class A Common Stock, par value $0.0001, of the Company. As of September 30, 2020, there were 6,122,699 shares of Class A Common Stock issued and outstanding.

(c) Trading Market and Price.    The information set forth in the Offer to Purchase under the heading, “The Offer — Price Range of Public Shares; Dividends,” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.    The name of the filing person to which this Schedule TO relates is Legacy Acquisition Corp., a Delaware corporation and the issuer of the shares of Class A Common Stock. The address and telephone number of Legacy’s principal executive offices are set forth in Item 2(a) above, which is incorporated herein by reference.

The directors and executive officers of the Company as of the date of this Schedule TO are as set forth below in the table. The business address and telephone for each director and executive officer of the Company is 1308 Race Street Suite 200, Cincinnati, Ohio 45202, (505) 820-0412. No such director or executive officer of the Company was (i) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), (ii) nor party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each such director and executive officer of the Company is a citizen of the United States.

Name	Title
Edwin J. Rigaud	Chief Executive Officer and Chairman of the Board of Directors
Darryl T. F. McCall	President, Chief Operating Officer and Director
William C. Finn	Chief Financial Officer and Secretary
Steven A. Davis	Director
Richard White	Director
Andrew W. Code	Director
Sengal Selassie	Director

For additional information regarding our directors and executive officers, see the Preliminary Information Statement, attached as Annex A to the Offer to Purchase, under the heading “Information About Legacy Acquisition Corp. — Management — Legacy’s Directors and Officers.”

The Company’s sponsor, Legacy Acquisition Sponsor I LLC (the “Sponsor”), holds 7,500,000 shares of Class F common stock, par value $0.0001 per share (the “Class F common stock”), which represent approximately 55% of all of the Company’s issued and outstanding shares of Class A Common Stock and Class F common stock, as of the date of this Schedule TO. Edwin J. Rigaud, the Company’s Chairman and Chief Executive Officer and the managing member of the Sponsor, has sole voting and dispositive power over the shares held by the Company’s Sponsor. Each of the Company’s officers and directors is a member of the Sponsor. The shares of Class F common stock will automatically convert into shares of Class A Common Stock at the time of the Company’s initial business combination, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights. For additional information, see the Preliminary Information Statement, attached as Annex A to the Offer to Purchase, under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and the Offer to Purchase under the heading “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Public Shares,” which are incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.    The information set forth in the Offer to Purchase under “Summary Term Sheet and Questions and Answers — Questions and Answers Regarding the Offer” and “The Offer — Number of Public Shares; Purchase Price” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(1)(i) The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers — Questions and Answers Regarding the Offer” and “The Offer — Number of Public Shares; Purchase Price” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers — Questions and Answers Regarding the Offer”, “The Offer — Number of Public Shares; Purchase Price” and “The Offer — Purchase of Public Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase under “Summary Term Sheet and Questions and Answers — Questions and Answers Regarding the Offer” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers — Questions and Answers Regarding the Offer” and “The Offer — Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers — Questions and Answers Regarding the Offer” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers — Questions and Answers Regarding the Offer”, “The Offer — Procedures for Tendering Public Shares” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers — Questions and Answers Regarding the Offer” and “The Offer — Purchase of Public Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers — Questions and Answers Regarding the Offer”, “Risk Factors”, and “The Offer — Purpose of the Offer; Certain Effects of the Offer”, and the sections of the Preliminary Information Statement, attached to the Offer to Purchase as Annex A, under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, is incorporated herein by reference.

(1)(xi) The information set forth in Annex A of the Offer to Purchase in the section of the Preliminary Information Statement captioned “Summary of the Information Statement — Anticipated Accounting Treatment” and “Approval No. 1 — The Business Combination Approval — Anticipated Accounting Treatment” is incorporated herein by reference.

(1)(xii) The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers — Questions and Answers Regarding the Offer”, “The Offer — Procedures for Tendering Public Shares” and “The Offer — Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(2)(i) The information set forth in the sections of the Offer to Purchase under “The Offer — Material U.S. Federal Income Tax Considerations” and “The Business Combination”, and the information set forth set forth in Annex A of the Offer to Purchase in the section of the Preliminary Information Statement captioned “Approval No. 1 — The Business Combination Approval”, are incorporated herein by reference.

(2)(ii) The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers — Questions and Answers Regarding the Offer” and “The Business Combination” and the information set forth in Annex A of the Offer to Purchase in the section of the Preliminary Information Statement captioned “Approval No. 1 — The Business Combination Approval”, are incorporated herein by reference.

(2)(iii) The information set forth in the section of the Offer to Purchase under “Summary Term Sheet and Questions and Answers — Questions and Answers Regarding the Offer” and “The Business Combination”, and the information set forth in Annex A of the Offer to Purchase in the section of the Preliminary Information Statement captioned “Approval No. 1 — The Business Combination Approval”, are incorporated herein by reference.

(2)(iv) The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers — Questions and Answers Regarding the Offer” and “Risk Factors” are incorporated herein by reference.

(2)(v) Not applicable.

(2)(vi) Not applicable.

(2)(vii) Not applicable.

(b) Purchases.    The details regarding any purchases from an officer, director or affiliate of the Company set forth in the Offer to Purchase under the headings “Summary Term Sheet and Questions and Answers,” and “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Public Shares,” are incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.    The information set forth in the Offer to Purchase under the heading “The Business Combination” and “The Offer — Purpose of the Offer; Certain Effects of the Offer”, and the information set forth in Annex A of the Offer to Purchase in the sections of the Preliminary Information Statement captioned “Approval No. 1 — The Business Combination Approval — The Business Combination Agreement”, “Information About Legacy Acquisition Corp.”, “— Committees of the Board of Directors — Compensation Committee”, “Certain Relationships and Related Party Transactions”, and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.    The information set forth in the Offer to Purchase under “Summary Term Sheet and Questions and Answers”, “The Business Combination”, and “The Offer — Purpose of the Offer; Certain Effects of the Offer”, and the information set forth in Annex A of the Offer to Purchase in the section of the Preliminary Information Statement captioned “Approval No. 1 — The Business Combination Approval — The Business Combination Agreement”, are incorporated herein by reference.

(b) Use of Securities Acquired.    The information set forth in the section of the Offer to Purchase under “The Offer — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Plans.    The information set forth in the sections of the Offer to Purchase under “The Business Combination”, “The Offer — Purpose of the Offer; Certain Effects of the Offer”, and “The Offer — Price Range of Public Shares; Dividends” and the information set forth in Annex A of the Offer to Purchase in the section of the Preliminary Information Statement captioned “Approval No. 1 — The Business Combination Approval” are incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.    The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers,” and “The Offer — Source and Amount of Funds”, and the information set forth in Annex A of the Offer to Purchase in the section of the Preliminary Information Statement captioned “Approval No. 1 — The Business Combination Approval — Parties to the Business Combination”, are incorporated herein by reference.

(b) Conditions.    The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers” and “The Offer — Conditions of the Offer” is incorporated herein by reference.

(c) Expenses.    The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers,” and “The Offer — Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds.    None of the consideration to acquire Public Shares pursuant to the Offer will be borrowed. The information regarding the source of Legacy’s funds to acquire the Public Shares pursuant to the Offer set forth in the Offer to Purchase under the heading, “The Offer — Source and Amount of Funds,” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership.    The information set forth in Annex A of the Offer to Purchase in the sections of the Preliminary Information Statement captioned “Approval No. 1 — The Business Combination — The Business Combination Agreement — Business Combination Consideration” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” is incorporated herein by reference.

(b) Securities transactions.    The information set forth in Annex A of the Offer to Purchase in the sections of the Preliminary Information Statement captioned “Certain Relationships and Related Party Transactions”, and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitation or Recommendation.    The information set forth in the Offer to Purchase under the heading “Summary Term Sheet and Questions and Answers” and under the heading, “The Offer — Fees and Expenses,” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information.    The information set forth in Annex A of the Offer to Purchase in the sections of the Preliminary Information Statement captioned “Summary Historical Financial Information of Legacy Acquisition Corp.,” and “Summary Historical Financial Information of Onyx Enterprises Int’l, Corp.” is incorporated herein by reference.

(b) Pro Forma Information.    The information set forth in Annex A of the Offer to Purchase in the section of the Preliminary Information Statement captioned “Unaudited Pro Forma Condensed Combined Financial Information” is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under the headings “The Offer — Purpose of the Offer; Certain Effects of the Offer,” “The Offer — Certain Information Concerning the Company”, “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Public Shares,” “The Offer — Certain Legal Matters; Regulatory Approvals”, as applicable, is incorporated herein by reference:

(c) Other Material Information.    The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

Item 12. Exhibits.

The Exhibit Index immediately following the signature page of this Schedule TO is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2020

LEGACY ACQUISITION CORP.
By:	/s/ William C. Finn
Name:	William C. Finn
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated October 5, 2020.
(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated October 5, 2020.
(a)(1)(iv)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)

Press Release including announcement of intention to commence the Offer, dated September 21, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on September 21, 2020).

(a)(5)(ii)	Investor Presentation, dated September 21, 2020 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on September 21, 2020).
(a)(5)(iii)	Transcript of Pre-Recorded Investor Call, dated September 21, 2020 (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on September 21, 2020).
(a)(5)(iv)*	Press Release announcing the commencement of the Offer, dated October 5, 2020.
(a)(5)(vi)	Investor Presentation, dated October 5, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 5, 2020).
(d)(1)**	Business Combination Agreement, dated as of September 18, 2020 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on September 22, 2020).
(d)(2)	Sponsor Support Agreement, dated as of September 18, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 22, 2020).
(d)(3)***	Form of Stockholder Support Agreement, dated as of September 18, 2020 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 22, 2020).
(d)(4)	Sponsor Lock-up Agreement, dated as of September 18, 2020 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 22, 2020).
(d)(5)***	Form of Warrant Holder Support Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 22, 2020).
(d)(6)

Warrant Holder Support Agreement, dated as of September 18, 2020, by and between Lawrence Financial LLC and Legacy Acquisition Corp. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on September 22, 2020).

(d)(7)

Warrant Holder Support Agreement, dated as of September 18, 2020, by and between Cedarwood LLC and Legacy Acquisition Corp. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on September 22, 2020).

(d)(8)

Warrant Holder Support Agreement, dated as of September 18, 2020, by and between Periscope Capital, Inc. and Legacy Acquisition Corp. (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on September 22, 2020).

(d)(9)

Certificate of Correction to the Amended and Restated Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on November 20, 2017 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on November 22, 2017).

(d)(10)	Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 23, 2019).
(d)(11)	Second Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 19, 2020).
(d)(12)	Third Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 23, 2020).
(d)(13)

Investment Management Trust Account Agreement, dated as of November 16, 2017, between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 22, 2017).

(d)(14)

Amendment No. 1 to Investment Management Trust Agreement dated October 22, 2019 by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 23, 2019).

Exhibit No.	Description
(d)(15)

Amendment No. 2 to Investment Management Trust Agreement dated May 18, 2020 by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 19, 2020).

(d)(16)

Registration Rights Agreement, dated as of November 16, 2017, by and among the Company and the initial security holders (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 22, 2017).

(d)(17)

Letter Agreement, dated as of November 16, 2017. by and between the Company, the initial security holders and the officers and directors of the Company (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 22, 2017).

(d)(18)

Administrative Services Agreement, dated as of November 16, 2017, by and among the Company and Legacy Acquisition Sponsor I LLC (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K (File No. 001-38296) filed with the Securities and Exchange Commission on March 29, 2018).

(d)(19)

Form of Indemnity Agreement (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-221116) filed with the Securities and Exchange Commission on November 8, 2017).

(g)(1)	Preliminary Information Statement of the Company on Schedule 14C filed with the Securities and Exchange Commission on October 5, 2020 (incorporated by reference to the Preliminary Information Statement on Schedule 14C filed by Legacy Acquisition Corp. on October 5, 2020).

(g)(2)

Preliminary Consent Solicitation Statement of the Company on Schedule 14A filed with the Securities and Exchange Commission on October 5, 2020 (incorporated by reference to the Preliminary Consent Solicitation Statement filed by Legacy Acquisition Corp. on October 5, 2020).

(h)	Not applicable

____________

*         Filed here-with.

**       Legacy has omitted schedules and similar attachments to the Business Combination Agreement pursuant to Item 601(b)(2) of Regulation S-K. Legacy agrees to furnish supplemental copies of all omitted exhibits and schedules to the SEC upon its request.

***     Legacy has omitted certain agreements as exhibits to this Schedule TO because each such agreement is substantially identical, except as to the parties thereto and the specific number of securities held by a party thereto. These omitted agreements are identified on a schedule attached to each such respective agreement pursuant to Instruction (2) of the Instructions to Item 601 of Regulation S-K.